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SEC FILE NUMBER
8-26037

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Harvest Financial Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1600 Benedum-Trees Building, 223 Fourth Avenue
(No. and Street)

Pittsburgh,	PA	15222
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Frank D. Ruscetti	412-391-1466	fdruscetti@harvest-financial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Evans, Mehlhorn & Miller, P.C.
(Name – if individual, state last, first, and middle name)

1195 Washington Pike, Suite 350	Bridgeville	PA	15017
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3879
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Frank D. Ruscetti, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Harvest Financial Corporation, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
F David Ruscetti, Notary Public
Allegheny County
My commission expires August 14, 2022
Commission number 1285243
Member, Pennsylvania Association of Notaries

Signature: [signature]

Title: Chief Financial Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Harvest Financial Corporation

Financial Statements and Supplemental Information

Year Ended December 31, 2021

Harvest Financial Corporation

Financial Statements and Supplemental Information

Table of Contents

Year Ended December 31, 2021

Evans Mehlhorn & Miller PC
CERTIFIED PUBLIC ACCOUNTANTS

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel 412-257-2882
Fax 412-257-2888
www.emmcpas.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Harvest Financial Corporation (a Pennsylvania corporation) as of December 31, 2021, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Harvest Financial Corporation as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Harvest Financial Corporation's management. Our responsibility is to express an opinion on Harvest Financial Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Harvest Financial Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computations of Net Capital and Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of Harvest Financial Corporation's financial statements. The supplemental information is the responsibility of Harvest Financial Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computations of Net Capital and Aggregate Indebtedness is fairly stated, in all material respects, in relation to the financial statements as a whole.

Evans Mehlhorn + Miller PC

Evans Mehlhorn & Miller PC
Certified Public Accountants

We have served as Harvest Financial Corporation's auditor since 1994.

Bridgeville, Pennsylvania

February 15, 2022

Financial Statements

Harvest Financial Corporation

Statement of Financial Condition

December 31, 2021

Assets

Cash	$	133,323
Deposit with clearing organization		25,018
Receivable from clearing organization		44,158
Receivable from brokers/dealers - other		4,358
Prepaid expenses		29,699
Computer and office equipment, less accumulated depreciation of $12,560		9,118
Operating lease ROU asset, less accumulated lease cost of $150,546		466,748
	$	712,422

The accompanying notes are an integral part of these financial statements.

Liabilities and Stockholders' Equity

Liabilities:		
Commissions payable	$	67,162
Accrued expenses		20,000
Operating lease liability		465,659
Total Liabilities		552,821
Stockholders' Equity:		
Common stock, no par or stated value; 400,000 shares authorized, 304,520 issued and outstanding		135,285
Additional paid-in capital		15,198
Retained earnings		9,118
		159,601
	$	712,422

Harvest Financial Corporation

Statement of Income

Year Ended December 31, 2021

Revenues:	
Commission revenues	$ 1,609,655
Advisory fees	765,019
Other revenues	4,204
Interest income	495
	2,379,373
Operating Expenses:	
Clearing expenses	21,579
Other selling expenses	34,031
Occupancy and equipment expense	148,341
Communications and data processing	41,655
Employment costs	1,969,874
General and administrative expenses	66,423
Depreciation	4,336
	2,286,239
Net Income	$ 93,134

The accompanying notes are an integral part of these financial statements.

Harvest Financial Corporation

Statement of Changes in Stockholders' Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2020	$ 135,285	$ 32,647	$ 96,476	$ 264,408
Net Income	-	-	93,134	93,134
Return of Capital	$ -	$ (17,449)	$ -	$ (17,449)
Shareholder Distributions	$ -	$ -	$ (97,470)	$ (97,470)
Dividends Paid	-	-	(83,022)	(83,022)
Balance, December 31, 2021	$ 135,285	$ 15,198	$ 9,118	$ 159,601

The accompanying notes are an integral part of these financial statements.

Harvest Financial Corporation

Statement of Cash Flows

Year Ended December 31, 2021

Increase (Decrease) in Cash

Cash flows from operating activities:	
Net income	$ 93,134
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,336
(Increase) decrease in:	
Receivable from clearing organization	1,732
Receivable from brokers/dealers - other	(3,910)
Prepaid expenses	(585)
Operating lease ROU asset	52,727
Increase (decrease) in:	
Commissions payable	1,935
Accounts payable	(4,574)
Accrued expenses	(100)
Income taxes payable	(10,169)
Operating lease liability	(53,378)
Net cash provided by operating activities	81,148
Cash flows from financing activities:	
Distributions to shareholders	(97,470)
Dividends paid to shareholders	(83,022)
Return of capital	(17,449)
Net cash used by investing entities	(197,941)
Net Decrease in Cash	(116,793)
Cash, beginning of year	250,116
Cash, end of year	$ 133,323

The accompanying notes are an integral part of these financial statements.

Harvest Financial Corporation

Notes to Financial Statements

Year Ended December 31, 2021

1. Organization and Nature of Business

Harvest Financial Corporation (Company) was organized on March 13, 1981 and incorporated under the laws of Pennsylvania. The Company is a non-carrying broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is also a registered investment advisor pursuant to the provisions of 301(e) under the Pennsylvania Securities Act of 1972 and provides its clients with discretionary account management services and investment advisory services on either a discretionary or non-discretionary basis. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC) and is headquartered in Pittsburgh, Pennsylvania.

2. Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Method of Accounting

These financial statements have been prepared using the accrual method of accounting, recognizing income when earned and expenses when incurred.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of deposits with banks and all highly liquid investments, with maturities of three months or less.

2. Summary of Significant Accounting Policies (Continued)

Fully Disclosed Basis

The Company is associated with RBC Correspondent Services, a division of RBC Capital Markets, LLC (RBC) (Clearing Broker), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit in the amount of $25,000 as of December 31, 2021, upon which the Clearing Broker pays interest at prevailing rates. As of December 31, 2021, the clearing deposit account amounted to $25,018 and is separately stated on the statement of financial condition.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company accounts for bad debts using the direct charge-off method, directly expensing receivables which management deem uncollectible, or realizable at less than full value. The direct charge-off method provides results similar to the reserve method in all material respects. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial. Receivables from contracts with customers amounted to $48,516 and $46,338 for the years ended December 31, 2021 and 2020, respectively.

Commissions Payable

A substantial portion of our commission revenue is ultimately paid to our registered representatives and investment advisors. We record an estimate for commissions payable based upon payout ratios for each product for which we have accrued commission revenue. Such amounts are recorded by us as commission expense.

Capitalization and Depreciation

Fixed assets, in excess of $5,000 are recorded at acquisition cost and depreciated over the estimated useful lives of the related assets using the straight-line method and accelerated cost recovery system for financial and tax reporting, respectively.

2. Summary of Significant Accounting Policies (Continued)

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in several noncancellable operating leases, for office space and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

Advertising

The Company expenses the cost of advertising as incurred. Advertising expense was $4,425 for the year ended December 31, 2021.

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation effective January 1, 2021. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements for the year ended December 31, 2021. It is the Company's policy not to take uncertain tax positions.

The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. As of December 31, 2021, the Company's open audit periods are 2018 through 2021 for both federal and state purposes.

3. Revenue From Contracts With Customers

Significant Judgments

Revenue from contracts with customers includes commission income and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage Commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

3. Revenue From Contracts With Customers (Continued)

Distributions Fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distributions fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distributions fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Asset Management

Investment Advisory Fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Disaggregated Revenue From Contracts With Customers

The following table represents revenue by major source:

Commissions:	
Brokerage commissions	$ 887,652
Distribution fees	722,003
Total commission revenue	1,609,655
Asset management fees:	
Investment advisory fees	765,019
Total Revenue From Contracts With Customers	$ 2,374,674

4. SEC Rule 15c3-3 Exemption

The Company claims exemption (k)(2)(ii) from rule 15c3-3 of the Securities and Exchange Commission and for other business activities contemplated by Footnote 74 of SEC Release No. 34-70073 as a limited business, engaged in the sale of securities and various other financial products such as mutual funds, variable annuities and life insurance policies. The Company does not carry securities for customers or perform custodial functions relating to customer securities, therefore the following schedules required under rule 15c3-3 of the Securities and Exchange Commission have not been included in these financial statements: Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3, and Schedule IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts.

5. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15-c3-1), which requires the Company to maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2021, the Company had net capital of $119,696 which was $113,885 in excess of its required net capital of $5,811. The Company's net capital ratio was .73 to 1.

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a5(d)(4) requires reporting on any material differences between the audited computation and the Company's computation. At December 31, 2021, there were no material differences.

7. Regulatory Filings

The Statement of Financial Condition filed pursuant to Rule 17a-5 of the Securities and Exchange Commission is available for inspection at the principal office of the Company and at the Washington, D.C. and Regional Office of the Commission.

8. Pension Plan

The Company has a defined contribution 401(k) pension plan which covers all of its employees. Total matching contributions amounted to $19,010 for the year ended December 31, 2021.

9. Reclassification

A reclassification has been made on the statement of cash flows in order to conform to the current year presentation. Specifically, the Company's deposit with clearing organization in the amount of $25,018 was removed from the beginning of year cash balance, as it is now separately stated on the statement of financial condition.

10. Proposed Stock Sale Transaction

On September 14, 2021, the Company received a non-binding indication of interest from LPL, Holdings, Inc. (LPL) regarding the potential acquisition by LPL of assets comprising all of the brokerage and investment advisory business of the Company. Subsequent negotiations between the Company and LPL have changed this potential transaction to a stock sale. It is management's intention to close on this transaction during the first quarter of 2022.

11. Lease Commitments

The Company leases certain office equipment under an operating leases which are renewed on an annual basis. Total rent expense under these leases amounted to $8,288 for the year ended December 31, 2021.

11. Lease Commitments (Continued)

The Company leases office space (3,400 square feet), from Springhouse Investments, LLC, an entity related to the majority shareholder of the Company, under a non-cancellable operating lease which provides for monthly lease payments of $6,510 through October 2028, and then reduced to $5,076 for the remainder of the lease term. This lease commenced on March 1, 2014 and expires on February 28, 2029. Operating lease cost amounted to $77,468 for the year ended December 31, 2021.

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease cost for the year ended December 31, 2021 are as follows:

Operating lease cost	$ 77,468

Amounts reported in the statement of financial condition as of December 31, 2021 were as follows:

Operating leases:	
Operating lease ROU asset	$ 466,748
Operating lease liability	$ 465,659

11. Lease Commitments (Continued)

Other information related to leases as of December 31, 2021 was as follows:

Supplemental cash flow information:		
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flow from operating leases	$	78,117
Reductions to ROU assets resulting from reductions to lease obligations:		
Operating leases	$	52,728
Discount rate on operating leases:		5%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2021 are as follows:

2022	$	78,117
2023		78,117
2024		78,117
2025		78,117
2026		78,117
Thereafter		163,510
Total undiscounted lease payments		554,095
Less: imputed interest		(88,436)
Total Operating Lease Liabilities	$	465,659

12. Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts at a high quality financial institution. The balances, at times, may exceed federally insured limits. At December 31, 2021, the Company did not exceed the insured limit.

13. Subsequent Events

The Company has evaluated subsequent events through February 15, 2022, which is the date the financial statements were available to be issued.

14. Supplemental Cash Flow Information

The Company paid income taxes in the amount of $10,169 during the year ended December 31, 2021, related to the 2020 C Corporation tax filing.

15. Components of Retained Earnings

	Accumulated Earnings and Profits (AEP)	Accumulated Adjustments Accounts (AAA)	Tax Timing Adjustments (TTA)	Total
GAAP Retaining earnings, January 1, 2021	$ 83,022	$ -	$ 13,454	$ 96,476
Taxable income	-	97,470	-	97,470
Shareholder distributions	-	(97,470)	-	(97,470)
Dividends paid	(83,022)	-	-	(83,022)
Taxable temporary differences	-	-	(4,336)	(4,336)
GAAP Retaining earnings, December 31, 2021	$ -	$ -	$ 9,118	$ 9,118

Supplemental Information

Harvest Financial Corporation

Computations of Net Capital and Aggregate Indebtedness

Year Ended December 31, 2021

Net Capital:		
Total stockholders' equity	$	159,601
Deductions:		
Prepaid expenses		29,699
Computer and office equipment		9,118
ROU asset > ROU liability		1,088
Total non-allowable assets		39,905
Net Capital		119,696
Net Capital Requirements		5,811
Net Capital in Excess of Minimum Requirements	$	113,885
Aggregate Indebtedness	$	87,162
Ratio of Aggregate Indebtedness to Net Capital		0.73

See Report of Independent Registered Public Accounting Firm.

Reconciliation of Audited Net Capital with the Broker/Dealer's Unaudited Part II:

Net Capital Per Audit Report	$	119,696
Changes to Non-Allowable Assets:		
ROU asset > ROU liability		650
Net Capital Per Broker/Dealer's Unaudited Part II	$	120,346

Evans Mehlhorn & Miller PC
CERTIFIED PUBLIC ACCOUNTANTS

1195 Washington Pike
Suite 350
Bridgeville, PA 15017
Tel 412-257-2882
Fax 412-257-2888
www.emmcpas.com

Exemption Review Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

We have reviewed management's statements, included in the accompanying Harvest Financial Corporation's Statement of Exemption Report, in which (1) Harvest Financial Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Harvest Financial Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) - (exemption provisions) and (2) Harvest Financial Corporation stated that Harvest Financial Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Harvest Financial Corporation's management is responsible for compliance with the exemption provisions and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harvest Financial Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Evans Mehlhorn + Miller PC

Evans Mehlhorn & Miller PC
Certified Public Accountants

Bridgeville, Pennsylvania

February 15, 2022

HARVEST
Financial Corporation
Investments / Securities
Member FINRA / SIPC

1600 Benedum-Trees Building
223 Fourth Avenue
Pittsburgh, PA 15222
(412) 391-1466
1-800-837-1466
(412) 391-1406 Fax

Harvest Financial Corporation's Exemption Report

Harvest Financial Corporation ("HFC") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) With regard to the HFC's dealer management business activities for transactions cleared on a fully disclosed basis with a clearing firm, the HFC claimed an exemption from 17 C.F.R. §240.15c3-3(k): (2)(ii).

(2) With regard to the HFC's other business activities for transactions not cleared through its clearing firm business activities, the HFC is filing an Exemption Report pursuant to the provisions of Footnote 74 of SEC Release No. 34-70073 because it (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4: (2) did not carry accounts of or for customers; and (3) did not carry proprietary account of broker-dealers (as defined in Rule 15c3-3).

(3) The HFC met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) and the provisions pf Footnote 74 of SEC Release No. 34-70073 throughout the most recent fiscal year ended December 31, 2021 without exception.

Harvest Financial Corporation

I, F. David Ruscetti, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

F. David Ruscetti, President

Date 1/12/2022